UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D /1/

                    Under the Securities Exchange Act of 1934

                       DIGITAL COURIER TECHNOLOGIES, INC.
                       ----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   253838 10 6
                          -----------------------------
                                 (CUSIP Number)

                             N. Todd Leishman, Esq.
                             Durham Jones & Pinegar
                           Broadway Centre, Suite 900
                           Salt Lake City, Utah 84111
                                 (801) 415-3000
                        ---------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 16, 2001
                          ----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies are to be sent. See Section 240.13d-7 for other parties to whom copies are to be sent.

--------------------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D

CUSIP No. 253838 10 6                         Page 2 of 7 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      NAUTILUS MANAGEMENT, LTD.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      ST. CHRISTOPHER & NEVIS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            6,679,821*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             6,679,821*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,679,821*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.8%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

* Includes 3,500,000 shares issued erroneously to Don Marshall, the sole shareholder of the reporting person, but which shares are currently being re-issued in the name of the reporting person.

** Based on 43,614,448 shares outstanding as of February 14, 2002 and accounting for the issuance of shares issuable within 10 business days after March 18, 2002.

                         SCHEDULE 13D

CUSIP No. 253838 10 6                         Page 3 of 7 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      DON MARSHALL
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      CANADA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            6,679,821*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             6,679,821*
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,679,821*
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.8%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

* All shares owned by Nautilus, including 3,500,000 shares issued erroneously to Don Marshall, the sole shareholder of Nautilus, but which shares are currently being re-issued in the name of Nautilus.

** Based on 43,614,448 shares outstanding as of February 14, 2002 and accounting for the issuance of shares issuable within 10 business days after March 18, 2002.

                         SCHEDULE 13D

CUSIP No. 253838 10 6                         Page 4 of 7 Pages

Item 1.   Security and Issuer

     This statement of beneficial ownership on Schedule 13D (the "Statement") relates to the common stock, $.0001 par value per share ("Common Stock"), of Digital Courier Technologies, Inc., a Delaware corporation ("DCTI"). DCTI's principal executive office is located at 348 East 6400 South, Suite 220, Salt Lake City, Utah 84107.

Item 2.   Identity and Background

     The names and addresses of the persons filing this Statement are as follows:

     Nautilus Management, Ltd., a corporation organized and existing under the laws of St. Christopher and Nevis ("Nautilus"). The business address of Nautilus is # 3 Upper Spooners, Basseterre, St. Christopher & Nevis. The principal business of Nautilus is to act as a holding company for Mr. Marshall's investments.

     Don Marshall, a Canadian citizen. Mr. Marshall is the sole owner of Nautilus. Mr. Marshall's business address is the business address of Nautilus. Mr. Marshall's current principal occupation is investment.

         During the last five years, neither Nautilus nor Mr. Marshall have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Nautilus nor Mr. Marshall have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

         In consideration of Mr. Marshall's release of certain legal claims against DCTI, pursuant to a Settlement Agreement ("Settlement Agreement") by and between Mr. Marshall and DCTI, dated as of October 16, 2001, Mr. Marshall acquired from DCTI 3,500,000 shares of restricted Common Stock. Mr. Marshall instructed DCTI to issue such shares in the name of Nautilus, but the shares erroneously were issued in Mr. Marshall's name. He is currently in the process of having the shares re-issued in the name of Nautilus.

         Subsequently, pursuant to Amendment No. 1 to the October 16, 2001 Settlement Agreement, dated as of March 18, 2002 ("Amendment No. 1"), Mr. Marshall agreed to settle certain legal claims he had asserted against DCTI for breach of the Settlement Agreement for, among other consideration, the issuance of 1,428,571 shares of restricted Common Stock.

Item 4.   Purpose of Transaction

         Nautilus acquired the Common Stock described in Item 3 of this Statement for investment purposes. In addition to the securities described

                         SCHEDULE 13D

CUSIP No. 253838 10 6                         Page 5 of 7 Pages

in Item 3, Nautilus (and Mr. Marshall through Nautilus) beneficially owns 1,751,250 shares of common stock of DCTI that Nautilus acquired previously.


     Mr. Marshall has introduced an potential investor to DCTI, which introduction could result in the issuance of additional equity securities to such investor or its affiliates. Additionally, Mr. Marshall has attempted to facilitate discussions between DCTI and other parties that potentially could result in business combination or acquisition transactions. As of the date of this Statement, however, none of such introductions or proposals have resulted in the issuance of additional securities, and DCTI has not, to Mr. Marshall's knowledge, pursued discussions with any combination or acquisition partners that Mr. Marshall has introduced or recommended.

         Under the terms of Amendment No. 1, if DCTI defaults in certain payments to Mr. Marshall, Mr. Marshall will have the right to convert any then unpaid and unconverted portion of $800,000 into restricted Common Stock at the lower of (i) $0.07 or (ii) the average closing bid price of Common Stock for the 20 trading days immediately preceding such conversion. To his knowledge, as of the date of this Statement, DCTI is not in default under Amendment No. 1, and Mr. Marshall therefore has no conversion right.


         Additionally, pursuant to the terms of Amendment No. 1, DCTI granted to Mr. Marshall the right to nominate one person to serve on DCTI's board of directors until March 31, 2006, or such earlier time as DCTI has paid to Mr. Marshall a total of $800,000 (and possible default interest thereon). Mr. Marshall's right to nominate such member of DCTI's board of directors became effective on March 18, 2002. He has not yet identified who his nominee to the board will be.


         Except as set forth above in this Statement, in any exhibit hereto, or in any amendment hereto, Mr. Marshall does not currently have any plans or proposals which relate to or would result in (a) an acquisition by any person of additional securities of DCTI or the disposition of securities of DCTI, (b) an extraordinary corporate transaction involving DCTI or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of DCTI or any of its subsidiaries, (d) any change in the present board of directors or management of DCTI, (e) any material change in the present capitalization or dividend policy of DCTI, (f) any other material change in DCTI's business or corporate structure, (g) changes in DCTI's charter, bylaws or corresponding instruments or other actions that may impede the acquisition or control of DCTI by any person,
(h) causing a class of securities of DCTI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of DCTI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to the foregoing.


Item 5.   Interest in Securities of the Issuer

         Nautilus beneficially owns an aggregate of 6,679,821 shares of common stock, which represents approximately 14.8% of the shares of DCTI issued and outstanding or deemed to be outstanding as of the date of this Statement.

                         SCHEDULE 13D

CUSIP No. 253838 10 6                         Page 6 of 7 Pages

Nautilus (and Mr. Marshall as its sole owner) has the sole power to vote or to dispose of all of such shares.


         When issued, the 3,500,000 shares issued as of October 16, 2001, and referred to in Item 3, above, were subject to an Irrevocable Proxy under which James J. Condon, then the Chairman and Chief Executive Officer of DCTI, retained all voting rights as to such shares, which proxy automatically terminated when Mr. Condon ceased to be both the Chairman and the Chief Executive Officer of DCTI. Mr. Condon is no longer the Chief Executive Officer of DCTI, and the proxy therefore has terminated according to its terms. Mr. Marshall, as the sole owner of Nautilus, therefore has sole dispositive power as to all shares of Common Stock covered by this Statement.


         Except as disclosed in Item 3 of this Statement, there was no other transaction in shares of DCTI common stock that was effected during the past sixty days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer


         Other than the Irrevocable Proxy described above in Item 5, which has by its terms expired, Mr. Marshall is not a party to any agreement involving the securities of DCTI.


Item 7.   Exhibits

         Amendment No. 1 to Settlement Agreement, dated March 18, 2002.

                           SCHEDULE 13D

CUSIP No. 253838 10 6                          Page 7 of 7 Pages


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 21, 2002


NAUTILUS MANAGEMENT, LTD.



By:  /s/ Don Marshall
   --------------------------

Its:  Managing Director

    --------------------------


/s/ Don Marshall
----------------------------------
DON MARSHALL

                                                         Exhibit to Schedule 13D
                                                         -----------------------

                               AMENDMENT NO. 1 TO
                        SETTLEMENT AND RELEASE AGREEMENT

         THIS AMENDMENT NO. 1 TO SETTLEMENT AND RELEASE AGREEMENT (this "Agreement") is entered into as of the 18th day of March, 2002, by and among DIGITAL COURIER TECHNOLOGIES, INC., a Delaware corporation with its principal place of business and executive offices located at 348 East 6400 South, Suite 220, Salt Lake City, Utah 84107 ("DCTI"), DON MARSHALL, an individual resident in St. Christopher & Nevis ("Marshall"), and NAUTILUS MANAGEMENT, LTD., a company organized and existing under the laws of St. Christopher & Nevis that is wholly owned and controlled by Marshall ("Nautilus") (unless more specifically indicated herein, references to Marshall shall also include Nautilus) (collectively, DCTI, Marshall and Nautilus may be referred to in this Agreement as the "Parties").

                                    RECITALS

         A. On October 16, 2001, DCTI, Marshall and Nautilus entered into a Settlement and Release Agreement (the "Settlement Agreement").

         B. In February 2002, Marshall asserted that DCTI had defaulted with respect to its payment obligations under Section 1 of the Settlement Agreement. Specifically, Marshall asserted that DCTI failed to remit to him the required quarterly payment after due notice and after the expiration of the cure period specified in Section 3 of the Settlement Agreement. DCTI disputes all of Marshall's assertions.

         C. Marshall is willing to waive any rights accruing to him as a result of any default by DCTI with respect to the payment obligations of Section 1 of the Settlement Agreement arising prior to the date of this Agreement upon the mutual execution and delivery of and performance by DCTI of its obligations under this Agreement.

         D. Except to the extent specifically set forth in this Agreement, the parties to this Agreement do not intend to amend or modify in any way the terms, conditions and provisions of the Settlement Agreement.

                                    AGREEMENT

         NOW, THEREFORE, pursuant to the Recitals above which are hereby incorporated, and for and in consideration of the terms and conditions of this Agreement, the mutual benefits to be derived from this Agreement and other good and valuable consideration received, the Parties hereby agree as follows:


         1.       Amendments to Settlement Agreement.

                  a.       Amendment to Section 1(a) of Settlement Agreement.
Section 1(a) of the Settlement shall be deleted and replaced with the following:

                  "1.      Payment by DCTI to Marshall As payment for Marshall's
         agreement to execute and deliver this Agreement, DCTI agrees to pay Marshall as follows:

                           "a.      Cash Payment.  DCTI agrees to pay Marshall a
         total of Eight Hundred Thousand Dollars (US $800,000) (the "Cash Payment"). The Cash Payment shall be payable as follows:

                                    "(i)    Semi-Monthly Payments.  DCTI shall
         pay to Marshall or his order in lawful money of the United States of America, Three Thousand Five Hundred Dollars ($3,500) on the fifth day and twentieth day of each month (for an aggregate monthly payment of $7,000) commencing with May 5, 2002 until the earlier of (i) the date DCTI shall have paid to Marshall the entirety of the Cash Payment, or
         (ii) March 31, 2006, on which date the entire remaining unpaid balance of the Cash Payment shall be immediately due and payable (the "Maturity Date"). Subject to Section 3(a), no interest shall accrue or be paid on the Cash Payment or any portion thereof. If the day of any month on which a payment is due is not a business day in Salt Lake City, Utah, then the payment otherwise due on such date shall be paid to Marshall on the next business day in Salt Lake City, Utah.

                                    "(ii)   Prepayment Without Penalty.  DCTI
         may, in DCTI's sole discretion, and without penalty, decide to pay in full the then unpaid amount of the Cash Payment at any time after the date hereof but before the Maturity Date.

                                    "(iii)  Acceleration Upon Change of Control
         Transaction. If any time after the date hereof but prior to the date on which DCTI has paid in the full the Cash Payment plus any interest accrued thereon (1) DCTI shall enter into any transaction pursuant to which it sells all or substantially all of its assets, (2) DCTI shall complete any merger pursuant to which the owners of DCTI's common stock prior to such transaction do not own in excess of fifty percent (50%) of the voting capital stock of the entity surviving such merger,
         (3) DCTI repurchases in excess of fifty percent (50%) of the then issued and outstanding capital stock of DCTI, (4) DCTI issues voting capital stock in any transaction or series of transactions within any six month period as a result of which the holders of DCTI's voting capital stock before such transaction or series of transactions hold less than fifty percent (50%) of DCTI's voting capital stock after such transaction, or (5) a majority of DCTI's board of directors is replaced other than by voluntary action of such board of directors (any such occurrence or transaction being a "Change of Control Transaction"), then all amounts then payable to Marshall under this Agreement shall accelerate and become immediately due and payable in full and shall be paid in full prior to or simultaneously with the closing or effective date of any such Change of Control Transaction, which payment shall be a condition to the completion or effectiveness of such Change of Control Transaction unless waived by Marshall in writing."

                  b.       Amendment to Section 2 of Settlement Agreement.
Section 2 of the Settlement shall be deleted and replaced with the following:

                  "2.      Default.

                           "a.      Events of Default.  An event of default
         (each an "Event of Default") shall occur if any of the following events shall occur:

                                    "(i)    Failure to pay Marshall in the
         amounts and within three (3)  business  days of the dates set forth in
         Section 1, including any obligation to pay any amounts due on an accelerated basis pursuant to Section 1(a)(iii), and such default continues for a period of three (3) business days after Marshall provides written notice to DCTI of such default;

                                    "(ii)   Filing by DCTI of a voluntary
         petition in bankruptcy or a voluntary petition seeking reorganization, adjustment, readjustment of debts or any other relief under the Bankruptcy Code as amended or any insolvency act or law, state or federal, now or hereafter existing;

                                    "(iii)  Filing of an involuntary petition
         against DCTI in bankruptcy or seeking reorganization, arrangement, readjustment of debts or any other relief under the Bankruptcy Code as amended or under any other insolvency act or law, state or federal, now or hereafter existing, and the continuance thereof for sixty (60) days undismissed, unbonded, or undischarged; or

                                    "(iv)   All or any substantial part of the
         property of DCTI shall be condemned, seized or otherwise appropriated or custody or control of such property shall be assumed by any governmental agency or any court of competent jurisdiction and shall be retained for a period of thirty (30) days."

                  c.       Amendment to Section 3 of the Settlement Agreement.
Section 3 of the Settlement shall be deleted and replaced with the following:

                  "3.      Remedies.

                           "a. Default Interest Rate. Upon the occurrence of an Event of Default, any then unpaid balance of the Cash Payment shall accrue simple interest at the rate of 1.5% per month until paid in full.

                           "b. Option to Convert. At any time after the occurrence of an Event of Default, Marshall may convert all or any portion of the then unpaid balance of the Cash Payment plus any accrued and unpaid interest thereon into that number of shares of DCTI's restricted common stock as shall be obtained by dividing the dollar amount to be so converted by the lesser of (A) $0.07 per share, or (B) the average closing bid price of DCTI's common stock as quoted on any nationally recognized quotation service for the twenty (20) trading days immediately preceding the date of such conversion. Marshall shall provide written notice to DCTI of the amount of the Cash Payment and interest accrued thereon that he desires to convert into common stock, together with instructions for issuing and delivering the certificate or certificates issuable upon such conversion, and within ten (10) business days after such notice is given, DCTI shall cause to be delivered to Marshall or his agents (as directed by Marshall in such written notice) a certificate or certificates representing the shares of DCTI common stock issuable upon such conversion. In such written notice, Marshall shall further certify to DCTI that all of the representations contained in Section 10 of the Settlement Agreement are true and correct as of the date of such notice.

                           "c.      Acceleration.  Upon any occurrence of an
         Event of Default, the entire unpaid balance of the Cash Payment that has not been converted into DCTI's restricted common stock under
         Section 3(b) of this Agreement, plus any accrued but unpaid interest thereon, shall become immediately due and payable.

                           "d.      Cumulative.  The remedies set forth in this
         Section 3 shall be cumulative and shall be in addition to and not in lieu of any other legal or equitable remedies Marshall would have upon the occurrence of an Event of Default or other breach of this Agreement."

         d.       Amendment to Section 11(b) of the Settlement Agreement.
Section 11(b) of the Settlement Agreement shall be deleted and replaced with the following:

                           "b. Notices. Any notice given to any party shall be delivered personally, or by first class mail, or by nationally recognized overnight courier service, or by facsimile copy, and any notice shall be deemed to be have delivered and complete ten (10) calendar days after deposit with the postal agency, upon delivery if by personal delivery, upon confirmed receipt if by facsimile copy, and on the next following business day if by nationally recognized overnight courier. Notice may be given by any party or by a party's counsel or agents. Notice shall be addressed as follows, unless written notice of change of address is given to all other parties:

                                If to DCTI:

                                         Digital Courier Technologies, Inc.
                                         Attention: Chief Executive Officer
                                         348 East 6400 South, Suite 220
                                         Salt Lake City, Utah 84107
                                         Fax:  (801) 266-5417
                                                          and

                                         Digital Courier Technologies, Inc.
                                         Attention: Controller
                                         348 East 6400 South, Suite 220
                                         Salt Lake City, Utah 84107
                                         Fax:  (801) 266-5417

                                   with a copy to:

                                          Stephen D. Hibbard, Esq.
                                          McCutchen, Doyle, Brown & Enersen, LLP
                                          Three Embarcadero Center
                                          San Francisco, California 94111
                                          Fax: (415) 393-2286

                                  If to Marshall:

                                          Donald J. Marshall
                                          c/o Durham Jones & Pinegar, P.C.
                                          Attn. N. Todd Leishman, Esq.
                                          111 East Broadway, Suite 900
                                          Salt Lake City, Utah 84111
                                          Fax: (801) 415-3500"

         2. Waiver; Terms. In consideration of DCTI's execution and delivery of and performance under this Agreement, Marshall agrees to waive any claim he may have for all defaults by DCTI in respect of the Settlement Agreement arising on or prior to the date of this Agreement, provided that such waiver shall be subject to DCTI's payment to Marshall of a concession fee equal to One Hundred Thirty-six Thousand Dollars (US $136,000), which shall be payable as follows:

                  (a) Thirty-six Thousand Dollars ($36,000) shall be paid at or before 5:00 p.m., Salt Lake City, Utah time, on March 20, 2002, the actual receipt of which amount on or before such time being a condition subsequent to the efficacy of this Agreement, absent which this Agreement shall be null and void ab initio and shall have no force or effect. Such amount shall be paid by wire transfer according to the following instructions: KeyBank National Association, ABA No. 124000737, Durham Jones & Pinegar Trust Account, Account No. 4450-1000-1292; and

                  (b) One Hundred Thousand Dollars ($100,000) shall be payable by delivery to Marshall of One Million Four Hundred Twenty-Eight Thousand Five Hundred Seventy-One (1,428,571) shares of DCTI's restricted common stock issued in the name of Nautilus. DCTI agrees to deliver a certificate representing such shares to Marshall within ten (10) business days after the date of this

Agreement, but covenants that the issuance date of such shares for all purposes shall be prior to March 15, 2002. Such certificate shall be delivered to Marshal, c/o Durham Jones & Pinegar, 111 East Broadway, Suite 900, Salt Lake City, Utah 84111, attention N. Todd Leishman. For purposes of this Section 2(b), Marshall represents and warrants that all of the representations and warranties set forth in Section 10 of the Settlement Agreement are true and correct as of the date of this Agreement.

         3. Joint Defense Agreement. The Parties agree that promptly after the date hereof they will enter into a mutually acceptable joint defense agreement regarding the case captioned Ameropa Ltd. v. Digital Courier Technologies, Inc. et al., Case No. BC240619 currently pending in the Superior Court of the State of California for the County of Los Angeles. DCTI covenants that within ten (10) business days after the date hereof it shall propose a form of joint defense agreement to Marshall, and the Parties shall thereafter negotiate in good faith to complete, execute and deliver a definitive joint defense agreement.

         4. Board Representation. DCTI covenants that, immediately after the date hereof, and until the Cash Payment has been paid in full, Marshall shall have the right to name one person, who shall be other than Marshall, to serve as a member of DCTI's Board of Directors.

         5. Closing. The closing (the "Closing") of the transactions contemplated by this Agreement shall be on the date that this Agreement shall have been mutually signed by all parties, but in no event shall be later than March 18, 2002 (the "Closing Date"), but shall have no force or effect unless and until Marshall's receipt of the cash component of the concession fee described above in Section 2(a). The Closing shall occur at the offices of counsel to Marshall, Durham, Jones & Pinegar, Broadway Centre, Suite 900, 111 East Broadway, Salt Lake City, Utah 84111.

         6.       Miscellaneous.

                  a. Limited Effect. Except to the extent specifically amended, modified or superceded hereby, this Agreement shall have no effect on the Settlement Agreement, which shall continue in full force and effect, as amended by this Agreement.

                  b. Notice. Any notice required under this Agreement shall be provided in the manner prescribed in the Settlement Agreement, as amended by this Agreement.

                  c. Execution in Counterparts; Facsimile. This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, binding agreement between the executing parties, and all of which shall together constitute one and the same instrument. This Agreement also may be executed and delivered by facsimile transmission.

                  d. No Third Party Beneficiaries. This Agreement is executed for the benefit of the parties hereto and is not intended for the benefit of any third party.

                  e. Interpretation. All Agreement terms used in the singular number, or in the neuter or masculine gender, will apply to the plural number, and the masculine, feminine or neuter gender, as the context requires. The recitals set forth above are incorporated in this Agreement. Further, this Agreement is to be construed to effectuate the normal and reasonable expectations of sophisticated commercial entities entering into a final and conclusive agreement. This Agreement has been prepared by both parties and their professional advisors and shall be construed without regard to the rules of construction that otherwise might apply against a drafter.

                  f. Modification. This Agreement may not be modified except by a mutually executed amendment to this Agreement, dated and executed by the authorized representatives of DCTI and Marshall. No oral statement or writing that does not meet the requirements of this paragraph will constitute a modification or waiver of any provision of this Agreement.

                  g. Nonwaiver. Waiver of performance of any provision shall not be a waiver of nor prejudice the party's right otherwise to require performance of the same provision or any other provision of this Agreement.

                  h. Governing Law and Venue. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Utah. Any suit brought hereon and any and all legal proceedings to enforce, interpret, or rescind this Agreement shall be brought solely in the state or federal courts sitting in Salt Lake County, State of Utah. Each party hereby agrees that any such court shall have exclusive in personam jurisdiction over it. DCTI hereby waives any defense that it was not personally served with process in the Action.

                  i. Dispute; Attorney's Fees. In the event of a dispute over interpretation or breach of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees in addition to any other relief granted at or law or equity.

                  j. Authorization. Any person signing this Agreement for or on behalf of an entity other than a natural person does by said signature warrant that he or she is duly authorized by said entity to undertake such action on its behalf, and that such signature is the valid and binding act of that entity. The parties represent and warrant to each other that this Agreement is valid and binding and in all respects enforceable in accordance with its terms.

                  k. Invalidity. In the event that any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal, or unenforceable, the same shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid, illegal, or unenforceable provision had not been contained herein.

                  l. Confidentiality. Except as otherwise provided in this Agreement, unless required by applicable law or a valid and enforceable subpoena or court order of a court of competent jurisdiction, neither party shall disclose or cause or allow to be disclosed any of the terms or conditions of, or the existence of, this Agreement, provided, however, that each party may disclose the terms or conditions of, and the existence of, this Agreement, to
(a) its legal counsel, or (b) its tax and financial advisors, and further provided that Marshall understands that DCTI is a publicly held corporation and has reporting obligations under the Securities Exchange Act of 1934 (the "1934 Act"), and DCTI may be required to disclose the terms or conditions of, or the existence of, this Agreement pursuant to the 1934 Act, and that any such required disclosure shall not be deemed to be a breach of this Section 5(l).

                  m. Authorization; Corporate Power. The Parties represent and warrant to each other than they have the full corporate power and authority to execute and deliver and perform under this Agreement.


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         IN WITNESS WHEREOF, this Agreement has been executed as of the day and year first above written.


         DCTI:                              DIGITAL COURIER TECHNOLOGIES, INC.
                                            a Delaware corporation


                                            By:  /s/ Evan Levine
                                                --------------------------------
                                                 Its:  CEO
                                                     ---------------------------


                                              /s/ Don Marshall
         Marshall:                          ------------------------------------
                                            DON MARSHALL, individually



         Nautilus:                          NAUTILUS MANAGEMENT, LTD.,
                                            a St. Christopher & Nevis company


                                            By:  /s/ Don Marshall
                                                --------------------------------
                                               Its:    Director
                                                    ----------------------------